N4 Financial, Inc.

January 29, 2016

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2015

Dear Sir/Madame:

For the fiscal year ending December 31, 2015, N4 Financial, Inc. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

N4 Financial, Inc. met the exemption provided above for the period ending December 31, 2015.

Sincerely,

Mark Rogers
President & CEO

1900 O'Farrell Street Suite 145 San Mateo, CA 94403 Tel: 415 738-6220